Exhibit 99.1

2nd Quarter 2012 • Earnings News Release • Three and Six months ended April 30, 2012

TD Bank Group Reports Second Quarter 2012 Results

This quarterly earnings release should be read in conjunction with our unaudited second quarter 2012 Report to Shareholders for the three and six months ended April 30, 2012, prepared in accordance with International Financial Reporting Standards (IFRS), which is available on our website at http://www.td.com/investor/. This analysis is dated May 23, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Interim amounts derived from the Bank’s internal Consolidated Financial Statements have been prepared in accordance with IFRS. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).
   The Bank transitioned from Canadian GAAP to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. The Interim Consolidated Financial Statements for the period ended April 30, 2012 reflect the Bank’s second set of financial statements prepared under IFRS. Comparative periods in 2011 have also been prepared under IFRS.
   Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
   Effective the first quarter of 2012, the insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly called Wealth Management). The prior period results have been restated accordingly.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share were $1.78, compared with $1.50.
•	Adjusted diluted earnings per share were $1.82, compared with $1.63.
•	Reported net income was $1,693 million, compared with $1,404 million.
•	Adjusted net income was $1,736 million, compared with $1,524 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2012, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $3.33, compared with $3.17.
•	Adjusted diluted earnings per share were $3.68, compared with $3.36.
•	Reported net income was $3,171 million, compared with $2,966 million.
•	Adjusted net income was $3,498 million, compared with $3,141 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $59 million after tax (6 cents per share), compared with $99 million after tax (11 cents per share) in the second quarter last year.
•
A loss of $9 million after tax (1 cent per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $7 million after tax (1 cent per share) in the second quarter last year.

•
A loss of $1 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a gain of $2 million after tax in the second quarter last year.

•	Integration charges relating to the Chrysler Financial acquisition of $3 million after tax, compared with $10 million after tax (1 cent per share) in the second quarter last year.
•	Integration charges of $30 million after tax (3 cents per share), relating to the acquisition of the MBNA Canada credit card portfolio.
•	Reduction of allowance for incurred but not identified credit losses of $59 million after tax (6 cents per share).

TORONTO, May 24, 2012 – TD Bank Group (TD or the Bank) today announced its financial results for the second quarter ended April 30, 2012. Results for the quarter reflected record North American retail earnings and a solid performance from Wholesale Banking.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 2

   "TD’s adjusted quarterly earnings were up 14% over the same period last year, with our North American retail businesses driving that growth, with a new record in adjusted earnings,” said Ed Clark, Group President and Chief Executive Officer. “While we expect the second half of 2012 to remain challenging due to slowing loan growth, persistent low rates and regulatory headwinds, we’re still working to deliver adjusted EPS growth in the 7-10% range this year.”

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted a very good quarter, with reported net income of $808 million. Adjusted net income was $838 million, up 14% from the same period last year. Results for the quarter were driven by good core volume growth, favourable credit performance and the contribution from MBNA.
“The ongoing low interest rate environment continues to present a challenge, as does slowing personal loan growth, but we will earn through it by focusing on delivering legendary service and convenience, managing expense growth prudently and identifying opportunities to invest in and grow businesses,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards.

Wealth and Insurance
Wealth and Insurance delivered net income of $365 million in the quarter, up 16% from the same period last year. This was driven by strong premium growth and claims performance in the Insurance business, improved results in TD’s Wealth business despite difficult markets, partially offset by lower earnings from TD Ameritrade due to decreased trading levels.
“This was a record quarter for both our Wealth and Insurance businesses, despite market volatility and lower trading volumes,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “Insurance is on track for a strong year. Wealth has performed well so far in 2012, partly through expense management, and we continue to expect earnings growth in the second half of the year despite uncertain markets and slow trading levels.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking delivered a record quarter, with reported and adjusted net income of US$358 million, up 9%, on an adjusted basis, from the same period last year, driven primarily by strong volume growth.
“Strong growth in loans and deposits this quarter again helped mitigate the impact of the Durbin Amendment for TD Bank, America’s Most Convenient Bank,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “Despite a challenging economic and regulatory environment, we will continue to invest in our future growth and remain on track to open 35 new stores in 2012.”

Wholesale Banking
Wholesale Banking recorded net income of $197 million for the quarter, up 5% compared with the same period last year. The increase was due to higher revenues across a number of business lines, most notably investment banking. Revenues were reduced by the impact of late quarter trading conditions primarily in fixed income markets.
“Our business delivered good results despite the resurgence of European related concerns,” said Bob Dorrance, Group Head, Wholesale Banking. “Strong performance across a number of businesses more than offset the declining market volumes that affected our trading businesses.  Although the negative trends are concerning, we remain confident that our diversified, client-focused business model will achieve target return levels through the cycle.”

Capital
TD’s Tier 1 capital ratio was 12.0% in the quarter. Capital quality remained very high, with tangible common equity comprising more than 85% of Tier 1 capital. TD continues to exceed the 7% Basel III requirement on a fully phased-in basis.

Conclusion
“We’re pleased with our results this quarter,” said Clark. “We continue to see a steady but modest recovery in the U.S. The low interest rate environment continues to impact our business, but we are also looking at the long-term horizon, which means executing on organic growth opportunities. We will continue to strategically invest in our businesses, manage our expense growth and leverage our competitive advantage in service and convenience to win customers and take market share.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release in the “Business Outlook” section for each business segment and in other statements regarding the Bank’s objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2011 Annual Report.  Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in the “Financial Results Overview” section of the 2011 MD&A, as updated in the Second Quarter 2012 Report to Shareholders; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this earnings news release are set out in the Bank’s 2011 Annual Report under the headings “Economic Summary and Outlook”, as updated in the Second Quarter 2012 Report to Shareholders; and for each business segment, “Business Outlook and Focus for 2012”, as updated in this earnings news release under the heading “Business Outlook”.
    Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Results of operations
Total revenue	$5,750	$5,642	$5,156	$11,392	$10,615
Provision for credit losses	388	404	349	792	770
Non-interest expenses	3,372	3,549	3,163	6,921	6,353
Net income – reported	1,693	1,478	1,404	3,171	2,966
Net income – adjusted1	1,736	1,762	1,524	3,498	3,141
Economic profit2,3	762	782	596	1,546	1,238
Return on common equity – reported	16.2%	14.0%	16.1%	15.1%	16.6%
Return on common equity – adjusted2,3	16.6%	16.8%	17.6%	16.7%	17.6%
Return on invested capital2,3	N/A	N/A	15.2%	N/A	15.3%
Financial position
Total assets	$773,186	$779,144	$678,356	$773,186	$678,356
Total equity	45,919	45,548	39,047	45,919	39,047
Total risk-weighted assets	241,968	243,642	202,669	241,968	202,669
Financial ratios
Efficiency ratio – reported	58.7%	62.9%	61.3%	60.8%	59.8%
Efficiency ratio – adjusted1	56.8%	55.3%	58.3%	56.0%	57.3%
Tier 1 capital to risk weighted assets4	12.0%	11.6%	12.7%	12.0%	12.7%
Provision for credit losses as a % of net average
loans and acceptances5	0.37%	0.38%	0.37%	0.38%	0.40%
Common share information – reported (dollars)
Per share earnings
Basic	$1.79	$1.56	$1.52	$3.35	$3.21
Diluted	1.78	1.55	1.50	3.33	3.17
Dividends per share	0.72	0.68	0.66	1.40	1.27
Book value per share	45.19	45.00	38.59	45.19	38.59
Closing share price	83.49	77.54	81.92	83.49	81.92
Shares outstanding (millions)
Average basic	904.1	901.1	883.1	902.6	881.2
Average diluted	912.6	909.2	901.0	911.0	898.8
End of period	908.2	903.7	886.1	908.2	886.1
Market capitalization (billions of Canadian dollars)	$75.8	$70.1	$72.6	$75.8	$72.6
Dividend yield	3.4%	3.6%	3.1%	3.6%	3.2%
Dividend payout ratio	40.2%	43.7%	43.5%	41.8%	39.6%
Price to earnings ratio6	12.7	12.3	14.8	12.7	14.8
Common share information – adjusted (dollars)1
Per share earnings
Basic	$1.84	$1.87	$1.65	$3.71	$3.41
Diluted	1.82	1.86	1.63	3.68	3.36
Dividend payout ratio	39.2%	36.3%	40.0%	37.8%	37.3%
Price to earnings ratio6	11.6	11.1	13.3	11.6	13.3
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2
Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation. Return on invested capital is a non-GAAP financial measure. Refer to the “Economic Profit and Return on Invested Capital” section in the Bank’s 2011 Annual Report for an explanation.

3
Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $712 million for the second quarter 2011 and $758 million for the first quarter 2011.

4	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.
5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see “Credit Portfolio Quality” section of this document and Note 8 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 8 to the Interim Consolidated Financial Statements.

6
For the period ended April 30, 2011, the price to earnings ratio was calculated using the preceding trailing four quarters which included the six months ended October 31, 2010 under Canadian GAAP and the six months ended April 30, 2011 under IFRS.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

Adoption of IFRS
The Canadian Accounting Standards Board previously announced that for fiscal years beginning on or after January 1, 2011, all publicly accountable enterprises will be required to report financial results in accordance with IFRS. Accordingly, for the Bank, IFRS was effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Interim and Annual Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.
The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures.
Information about the IFRS transition impact to the Bank’s reported financial position, equity, and financial performance is provided in Note 21 to the Interim Consolidated Financial Statements, which includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.
For details of the Bank’s significant accounting policies under IFRS, see Note 2 to the Bank’s Interim Consolidated Financial Statements.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net interest income	$3,680	$3,687	$3,259	$7,367	$6,615
Non-interest income	2,070	1,955	1,897	4,025	4,000
Total revenue	5,750	5,642	5,156	11,392	10,615
Provision for credit losses	388	404	349	792	770
Non-interest expenses	3,372	3,549	3,163	6,921	6,353
Income before income taxes and equity in net income of an
investment in associate	1,990	1,689	1,644	3,679	3,492
Provision for income taxes	351	272	306	623	649
Equity in net income of an investment in associate, net of income taxes	54	61	66	115	123
Net income – reported	1,693	1,478	1,404	3,171	2,966
Preferred dividends	49	49	40	98	89
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,644	$1,429	$1,364	$3,073	$2,877
Attributable to:
Non-controlling interests	$26	$26	$25	$52	$51
Common shareholders	$1,618	$1,403	$1,339	$3,021	$2,826

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Operating results – adjusted
Net interest income1	$3,702	$3,701	$3,259	$7,403	$6,615
Non-interest income2	2,077	2,009	1,886	4,086	3,902
Total revenue	5,779	5,710	5,145	11,489	10,517
Provision for credit losses3	468	445	349	913	770
Non-interest expenses4	3,279	3,158	2,997	6,437	6,021
Income before income taxes and equity in net income of an
investment in associate	2,032	2,107	1,799	4,139	3,726
Provision for income taxes5	365	421	357	786	741
Equity in net income of an investment in associate, net of income taxes6	69	76	82	145	156
Net income – adjusted	1,736	1,762	1,524	3,498	3,141
Preferred dividends	49	49	40	98	89
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,687	1,713	1,484	3,400	3,052
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	25	52	51
Net income available to common shareholders – adjusted	1,661	1,687	1,459	3,348	3,001
Adjustments for items of note, net of income taxes
Amortization of intangibles7	(59)	(60)	(99)	(119)	(202)
Increase (decrease) in fair value of derivatives hedging the reclassified
available-for-sale securities portfolio8	(9)	(45)	7	(54)	82
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions9	–	(9)	(20)	(9)	(44)
Increase (decrease) in fair value of credit default swaps hedging the
corporate loan book, net of provision for credit losses10	(1)	(1)	2	(2)	(1)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial
acquisition11	(3)	(5)	(10)	(8)	(10)
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada12	(30)	(24)	–	(54)	–
Litigation reserve13	–	(171)	–	(171)	–
Reduction of allowance for incurred but not identified credit losses14	59	31	–	90	–
Total adjustments for items of note	(43)	(284)	(120)	(327)	(175)
Net income available to common shareholders – reported	$1,618	$1,403	$1,339	$3,021	$2,826
1
Adjusted net-interest income excludes the following items of note: second quarter 2012 – $22 million (net of tax, $17 million) of certain charges against revenues related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenues related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: second quarter 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $5 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; second quarter 2011 – $3 million gain due to change in fair value of CDS hedging the corporate loan book; $9 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2011 – $6 million loss due to change in fair value of CDS hedging the corporate loan book; $93 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking.

4
Adjusted non-interest expenses excludes the following items of note: second quarter 2012 – $69 million amortization of intangibles, as explained in footnote 7; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 12; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $285 million of charges related to a litigation reserve, as explained in footnote 13; second quarter 2011 – $138 million amortization of intangibles; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; first quarter 2011 - $129 million amortization of intangibles; $37 million of integration charges related to U.S. Personal and Commercial Banking acquisitions.

5
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: second quarter 2012 – $15 million amortization of intangibles, as explained in footnote 7; first quarter 2012 – $15 million amortization of intangibles; second quarter 2011 – $16 million amortization of intangibles; first quarter 2011 – $17 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the MBNA Canada credit card portfolio in 2012. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 7

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

12
As a result of the acquisition of the MBNA Canada credit card portfolio, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

13
As a result of certain adverse judgments in the U.S. during the first quarter of 2012, as well as a settlement reached following the quarter, the Bank took prudent steps to reassess its litigation reserve. Having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, this litigation provision of $285 million ($171 million after tax) was required.

14
Excluding the impact related to the MBNA credit card and other consumer loan portfolios (which is recorded to the Canadian Personal and Commercial Banking results), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” includes $80 million (net of tax, $59 million) in Q2 2012 and $41 million (net of tax, $31 million) in Q1 2012, all of which are attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

TABLE 4: RECONCILIATION OF REPORTED EARNINGS PER SHARE (EPS) TO ADJUSTED EPS1
(Canadian dollars)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Basic earnings per share – reported	$1.79	$1.56	$1.52	$3.35	$3.21
Adjustments for items of note2	0.05	0.31	0.13	0.36	0.20
Basic earnings per share – adjusted	$1.84	$1.87	$1.65	$3.71	$3.41

Diluted earnings per share – reported	$1.78	$1.55	$1.50	$3.33	$3.17
Adjustments for items of note2	0.04	0.31	0.13	0.35	0.19
Diluted earnings per share – adjusted	$1.82	$1.86	$1.63	$3.68	$3.36
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Provision for income taxes – reported	$351	$272	$306	$623	$649
Adjustments for items of note: Recovery of (provision for)
income taxes1,2
Amortization of intangibles	25	25	41	50	84
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(4)	8	(4)	4	(22)
Integration charges and direct transaction costs relating to U.S. Personal
and Commercial Banking acquisitions	–	2	11	2	24
Fair value of credit default swaps hedging the corporate loan book, net
of provision for credit losses	1	1	(1)	2	2
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition	3	1	4	4	4
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	10	8	–	18	–
Litigation reserve	–	114	–	114	–
Reduction of allowance for incurred but not identified credit losses	(21)	(10)	–	(31)	–
Total adjustments for items of note	14	149	51	163	92
Provision for income taxes – adjusted	$365	$421	$357	$786	$741
Effective income tax rate – adjusted3	18.0%	20.0%	19.8%	19.0%	19.9%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 8

Economic Profit and Return on Common Equity
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
    Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)		For the three months ended		For the six months ended
	Return on	Return on	Return on	Return on	Return on
	common equity	common equity	invested capital	common equity	invested capital
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Average common equity	$40,625	$39,999	$34,060	$40,262	$34,288
Average cumulative goodwill and intangible assets amortized,
net of income taxes	N/A	N/A	5,271	N/A	5,225
Average common equity/Average invested capital	$40,625	$39,999	$39,331	$40,262	$39,513
Rate charged for average common equity/Average invested capital	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity/Average invested capital	$899	$905	$863	$1,802	$1,763
Net income available to common shareholders – reported	$1,618	$1,403	$1,339	$3,021	$2,826
Items of note impacting income, net of income taxes1	43	284	120	327	175
Net income available to common shareholders – adjusted	$1,661	$1,687	$1,459	$3,348	$3,001
Economic profit2	$762	$782	$596	$1,546	$1,238
Return on common equity – adjusted/Return on invested capital	16.6%	16.8%	15.2%	16.7%	15.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $712 million for the second quarter of 2011 and $758 million for the first quarter 2011.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 9

Significant Events in 2012

Acquisition of Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to April 30, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, and $1,334 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $540 million has been allocated to $419 million of intangible assets and $121 million of goodwill. During the period from the acquisition date to April 30, 2012, goodwill increased by $1 million to $121 million, due to the refinement of various fair value marks. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank’s operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.
On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System (FRB), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule” or “the Rule”). The Commodity Futures Trading Commission issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.
The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter.
For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document. The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking segment. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges and direct transaction costs related to the acquisition of Chrysler Financial are reported in the Corporate segment.
Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth and Insurance and Corporate Shared Services. The Bank has updated the corresponding segment reporting results retroactively for 2011.
Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2011 MD&A, and Note 27 to the 2011 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $74 million, compared with $63 million in the second quarter last year, and $70 million in the prior quarter.
The Bank continues to securitize retail loans and receivables, however under IFRS, these loans and receivables remain on-balance sheet and the related interest is recognized over the life of the loan.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net interest income	$1,967	$1,930	$1,729	$3,897	$3,516
Non-interest income	636	640	564	1,276	1,130
Total revenue – reported	2,603	2,570	2,293	5,173	4,646
Total revenue – adjusted	2,625	2,584	2,293	5,209	4,646
Provision for credit losses	274	283	192	557	407
Non-interest expenses – reported	1,226	1,160	1,074	2,386	2,134
Non-interest expenses – adjusted	1,208	1,142	1,074	2,350	2,134
Net income – reported	808	826	733	1,634	1,502
Adjustments for items of note, net of income taxes1
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	30	24	–	54	–
Net income – adjusted	$838	$850	$733	$1,688	$1,502
Selected volumes and ratios
Return on common equity – reported2	42.0%	43.7%	36.2%	42.8%	36.7%
Return on common equity – adjusted2	43.4%	44.9%	36.2%	44.2%	36.7%
Margin on average earning assets (including securitized assets)
– reported	2.84%	2.77%	2.77%	2.80%	2.79%
Margin on average earning assets (including securitized assets)
– adjusted	2.87%	2.79%	2.77%	2.83%	2.79%
Efficiency ratio – reported	47.1%	45.1%	46.8%	46.1%	45.9%
Efficiency ratio – adjusted	46.0%	44.2%	46.8%	45.1%	45.9%
Number of Canadian retail stores	1,153	1,150	1,131	1,153	1,131
Average number of full-time equivalent staff	31,017	30,696	29,538	30,855	29,539
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q2 2012 vs. Q2 2011
Canadian Personal and Commercial Banking reported net income for the quarter was $808 million, an increase of $75 million, or 10%, compared with the second quarter last year. Adjusted net income was $838 million, an increase of $105 million, or 14%, compared with the second quarter last year, primarily driven by good loan and deposit volume growth, favourable credit performance and an elevated contribution from MBNA. The reported annualized return on common equity for the quarter was 42.0%, while the adjusted annualized return on common equity was 43.4%.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 11

Canadian Personal and Commercial Banking revenue is derived from personal banking, auto lending, credit cards, and business banking. Reported revenue for the quarter was $2,603 million, an increase of $310 million, or 14%, while adjusted revenue was a record $2,625 million, an increase of $332 million, or 14%, compared with the second quarter last year. MBNA accounted for 9% of reported and 10% of adjusted revenue growth. Net interest income growth was driven by the inclusion of MBNA, good volume growth, and an additional calendar day, partially offset by lower margin on average earning assets. The retail business continues to generate good, but slowing, personal lending volume growth, while business lending volume growth remains strong. Compared with the second quarter last year, average real estate secured lending volume increased $12.8 billion, or 7%. Auto lending average volume increased $1.6 billion, or 13%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $4.8 billion, or 14%. Average personal deposit volume increased $8.5 billion, or 6%, while average business deposit volume increased $5.3 billion, or 9%. Excluding the impact of MBNA, margin on average earning assets decreased 12 bps to 2.65%. The decrease was primarily due to the impact of a low interest rate environment, portfolio mix, and competitive pricing pressure. Non-interest income growth of 13% was driven by higher transaction volumes, repricing, and MBNA.
PCL for the quarter was $274 million, an increase of $82 million, or 43%, compared with the second quarter last year, due entirely to MBNA. Personal banking PCL was $264 million, or $169 million excluding MBNA, a decrease of $19 million, or 10%, due to better credit performance and enhanced collection strategies. Business banking PCL was $10 million, an increase of $6 million compared with the second quarter last year. Credit quality remained steady as annualized PCL as a percentage of credit volume was 0.38%, or 0.26% excluding MBNA, a decrease of 4 bps, compared with the second quarter last year. Net impaired loans were $943 million, an increase of $53 million, or 6%, over the second quarter last year. Net impaired loans as a percentage of total loans were 0.32%, compared with 0.34% as at April 30, 2011.
Reported non-interest expenses for the quarter were $1,226 million, an increase of $152 million, or 14%, compared with the second quarter last year. Adjusted non-interest expenses for the quarter were $1,208 million, an increase of $134 million, or 12%, compared with the second quarter last year. Excluding MBNA, expenses increased $51 million, or 5%, driven by employee related costs, higher volumes, and the timing of business initiatives.
The average full-time equivalent (FTE) staffing levels increased by 1,479, or 5%, compared with the second quarter last year, primarily due to MBNA. The reported efficiency ratio for the quarter was 47.1%, while the adjusted efficiency ratio was 46.0%, compared with 46.8% in the second quarter last year.

Quarterly comparison – Q2 2012 vs. Q1 2012
Canadian Personal and Commercial Banking reported net income for the quarter decreased $18 million, or 2%, compared with the prior quarter. Adjusted net income for the quarter decreased $12 million, or 1%, compared with the prior quarter. The reported annualized return on common equity for the quarter was 42.0%, while the adjusted annualized return on common equity was 43.4%, compared with 43.7% and 44.9% respectively, in the prior quarter.
Reported revenue for the quarter increased $33 million, or 1%, while adjusted revenue increased $41 million, or 2%, compared with the prior quarter driven by a full quarter of MBNA, partially offset by fewer calendar days. Net interest income growth was driven by MBNA as steady operating revenue was enhanced by an extra month of results as well as better than anticipated credit performance. Excluding MBNA, net interest income was down from the prior quarter driven by fewer calendar days and lower margin on average earning assets, partially offset by solid volume growth. Compared with the prior quarter, average real estate secured lending volume increased $1.5 billion, or 1%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $1.6 billion, or 4%. Average personal deposit volume increased $2.9 billion, or 2%, while average business deposit volume was relatively flat. Excluding MBNA, margin on average earning assets decreased 2 bps, driven by the low interest rate environment and portfolio mix. Non-interest income was slightly down compared to the prior quarter driven by fewer calendar days.
PCL for the quarter decreased $9 million, or 3%. Credit quality remained steady as personal banking PCL, excluding MBNA, decreased $20 million, or 11%. Including MBNA, personal banking PCL increased $2 million, or 1% driven by the full quarter impact of MBNA, while business banking PCL decreased $11 million. Net impaired loans decreased $7 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.32%, compared with 0.33% as at January 31, 2012.
Reported and adjusted non-interest expenses for the quarter increased $66 million, or 6%, compared with the prior quarter, driven by a full quarter of MBNA, employee related costs, and the timing of business investments, partially offset by fewer calendar days.
Average FTE staffing levels increased 321, or 1%, largely due to the full quarter impact of MBNA. The reported efficiency ratio for the current quarter was 47.1%, while the adjusted efficiency ratio was 46.0%, compared with 45.1% and 44.2% respectively, in the prior quarter.

Year-to-date comparison – Q2 2012 vs. Q2 2011
Canadian Personal and Commercial Banking reported net income for the six months ended April 30, 2012 was $1,634 million, an increase of $132 million, or 9%, compared with the same period last year. Adjusted net income for the six months ended April 30, 2012 was $1,688 million, an increase of $186 million, or 12%, compared with the same period last year. On a year-to-date basis, the reported annualized return on common equity was 42.8%, while the adjusted annualized return on common equity was 44.2%.
Reported revenue on a year-to-date basis was $5,173 million, an increase of $527 million, or 11%, compared with the same period last year. Adjusted revenue was $5,209 million, an increase of $563 million, or 12%, compared with the same period last year. MBNA contributed 7% to reported and 8% to adjusted revenue growth. Net interest income growth was driven by the inclusion of MBNA, strong volume growth, and an additional calendar day, partially offset by lower margin on average earning assets. The business continues to generate good, but slowing, personal lending volume growth, while business lending volume growth remained strong. Compared with the same period last year, average real estate secured lending volume increased $13.4 billion, or 7%. Auto lending average volume increased $1.9 billion, or 16%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volumes increased $4.7 billion, or 14%. Average personal deposit volumes increased $6.8 billion, or 5%, while average business deposit volumes increased $6.3 billion, or 11%. Excluding MBNA, the year-to-date margin on average earning assets decreased 13 bps to 2.66%, due to the impact of a low interest rate environment, portfolio mix, and competitive pricing pressure. Non-interest income growth of 13% was driven by higher transaction volumes, repricing, and MBNA.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 12

PCL on a year-to-date basis was $557 million, an increase of $150 million, or 37%, compared with the same period last year, due entirely to MBNA. Personal banking PCL excluding MBNA decreased $37 million, or 9%, due to better credit performance and enhanced collection strategies. Business banking PCL was $31 million, an increase of $19 million, primarily due to fewer recoveries in the current period.
On a year-to-date basis, reported non-interest expenses were $2,386 million, an increase of $252 million, or 12%, compared with the same period last year. Adjusted non-interest expenses were $2,350 million, an increase of $216 million, or 10%, compared with the same period last year. Excluding MBNA, expenses increased $83 million, or 4%, compared with the same period last year, driven by higher employee-related costs, the timing of business initiatives, and one extra calendar day.
The average FTE staffing levels on a year-to-date basis increased by 1,316, or 4%, compared with the same period last year, largely due to MBNA. The reported efficiency ratio on a year-to-date basis was 46.1%, while the adjusted efficiency ratio was 45.1%, compared with 45.9% for the same period last year.

Business Outlook
Overall, we expect Canadian Personal and Commercial Banking to post good results in the second half of 2012 driven by positive operating leverage, solid volume growth, favourable contribution from the MBNA acquisition, and relatively steady credit loss performance. Looking further out, we expect the operating environment to be more challenging with sustained low interest rates, regulatory changes and slower economic growth leading to lower margins and slowing loan growth. We intend to manage through this environment by continuing to focus on our core strategy of customer service and convenience, identifying opportunities to invest in and grow businesses, and driving operational efficiencies.

TABLE 8: WEALTH AND INSURANCE1
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net interest income	$144	$144	$134	$288	$267
Insurance revenue, net of claims and related expenses2	330	281	254	611	563
Income from financial instruments designated at fair value through
profit or loss	(17)	10	(2)	(7)	(29)
Non-interest income – other	591	564	594	1,155	1,171
Total revenue	1,048	999	980	2,047	1,972
Non-interest expenses	653	639	648	1,292	1,307
Net income	318	294	259	612	517
Wealth	155	144	151	299	281
Insurance	163	150	108	313	236
TD Ameritrade	47	55	57	102	105
Total Wealth and Insurance	$365	$349	$316	$714	$622
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)	$255	$250	$248	$255	$248
Assets under management – Wealth (billions of Canadian dollars)	202	196	190	202	190
Gross originated insurance premiums	877	763	812	1,640	1,525
Return on common equity3	22.5%	21.4%	25.6%	21.9%	24.3%
Efficiency ratio	62.3%	64.0%	66.1%	63.1%	66.3%
Average number of full-time equivalent staff	12,003	11,898	12,083	11,950	12,046
1
Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The prior period results have been restated accordingly.

2
Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Statement of Income. For the three and six months ended April 30, 2012, the claims and related expenses were $512 million and $1,091 million, respectively. For the three and six months ended April 30, 2011, the claims and related expenses were $544 million and $1,044 million, respectively.

3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q2 2012 vs. Q2 2011
Wealth and Insurance net income for the quarter was $365 million, an increase of $49 million, or 16%, compared with the second quarter last year. Wealth and Insurance net income excluding TD Ameritrade was $318 million, an increase of $59 million, or 23%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $47 million, a decrease of $10 million, or 18%, compared with the second quarter last year, mainly due to lower earnings at TD Ameritrade. For its second quarter ended March 31, 2012, TD Ameritrade reported net income of US$137 million, a decrease of US$35 million, or 20%, compared with the second quarter last year, primarily driven by lower trading revenues. Wealth and Insurance’s annualized return on common equity for the quarter was 22.5%.
Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and general insurance. Wealth and Insurance revenue for the quarter was $1,048 million, an increase of $68 million, or 7%, compared to the second quarter last year. Very strong revenue growth in Insurance business was primarily driven by lower claims from weather-related events, the inclusion of MBNA revenues, strong premium growth and better claims management. A decrease in transactional revenues from lower trading volumes in direct investing businesses was largely offset by an increase in fee-based revenue driven by increased client assets in the Wealth advice-based and asset management businesses.
Non-interest expenses for the quarter were $653 million, an increase of $5 million, or 1%, compared with the second quarter last year. This was mainly due to increased expenses to support business growth in Insurance.
Assets under administration of $255 billion as at April 30, 2012, increased by $7 billion, or 3%, from April 30, 2011. Assets under management of $202 billion as at April 30, 2012 increased by $12 billion, or 6%, from April 30, 2011. These increases were driven by net new client assets, partially offset by lower equity markets.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 13

Gross originated insurance premiums of $877 million increased $65 million, or 8%, compared with the second quarter last year. The increase was primarily due to organic business growth.
The efficiency ratio for the current quarter improved to 62.3%, compared with 66.1% in the second quarter last year.
The average FTE staffing levels decreased by 80, or 1%, compared with the second quarter last year primarily from lower support required due to a decrease in transactional activity in the Wealth businesses this year.

Quarterly comparison – Q2 2012 vs. Q1 2012
Wealth and Insurance net income for the quarter increased by $16 million, or 5%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $8 million, or 15%, compared with the prior quarter, mainly due to lower earnings at TD Ameritrade. For its second quarter ended March 31, 2012, TD Ameritrade reported net income decreased US$15 million, or 10%, compared with the prior quarter primarily driven by an increase in expenses. The annualized return on common equity for the quarter was 22.5%, compared with 21.4% in the prior quarter.
Revenue for the quarter increased $49 million, or 5%, compared with the prior quarter, primarily due to lower claims from weather-related events in the Insurance business, and fee-based revenue growth in Wealth advice-based and asset management businesses.
Non-interest expenses increased $14 million, or 2%, compared to the prior quarter, primarily due to higher variable costs driven by increased revenue in the Wealth businesses.
Assets under administration of $255 billion as at April 30, 2012 increased $5 billion, or 2%, from January 31, 2012. Assets under management of $202 billion as at April 30, 2012 increased $6 billion, or 3%, from January 31, 2012. These increases were driven primarily by net new client assets.
Gross originated insurance premiums increased $114 million, or 15%, compared with the prior quarter. The increase is due to seasonality of policy renewals.
The efficiency ratio for the current quarter improved to 62.3%, compared with 64.0% in the prior quarter.
The average FTE staffing levels increased by 105, or 1%, compared with the prior quarter, primarily resulting from business growth in the Insurance business.

Year-to-date comparison – Q2 2012 vs. Q2 2011
Wealth and Insurance net income for the six months ended April 30, 2012 was $714 million, an increase of $92 million, or 15%, compared with the same period last year. Wealth and Insurance net income excluding TD Ameritrade was $612 million, an increase of $95 million, or 18%, compared with the same period last year. The Bank’s reported investment in TD Ameritrade generated net income of $102 million, a decrease of $3 million, or 3%, compared with the same period last year, driven by lower earnings at TD Ameritrade. For its six months ended March 31, 2012, TD Ameritrade reported net income of US$289 million, a decrease of US$28 million, or 9%, compared with the same period last year, primarily driven by lower trading revenues. On a year-to-date basis, Wealth and Insurance’s annualized return on common equity was 21.9%.
Revenue on a year-to-date basis was $2,047 million, an increase of $75 million, or 4%, compared with the same period last year. The increase was primarily due to the inclusion of MBNA, better claims management and premium growth. Lower transaction revenue in direct investing businesses was partially offset by higher fee-based revenue from increased assets under administration and assets under management in Wealth advice-based and asset management businesses. Net interest income increased in the Wealth and Insurance businesses driven by higher margins and client balances in the Wealth businesses and increased margins in Insurance.
On a year-to-date basis, non-interest expenses were $1,292 million, a decrease of $15 million, or 1%, compared with the same period last year. The decrease was primarily due to lower expenses in the Wealth business from non-recurring project expenses in the first half of 2011, partially offset by increased expenses in Insurance to support business growth.
On a year-to-date basis, gross originated insurance premiums were $1,640 million, an increase of $115 million, or 8%, compared with the same period last year. The increase was primarily due to organic business growth.
The efficiency ratio on a year-to-date basis improved to 63.1%, compared with 66.3% in the same period last year.
The average FTE staffing levels on a year-to-date basis decreased by 96, or 1%, compared with the same period last year, primarily from lower support required due to a decrease in transactional activity in Wealth, partially offset by an FTE increase from growth in the Wealth advice-based businesses.

Business Outlook
The Insurance business is expected to deliver strong results for 2012 as premium growth and better claims management are anticipated to continue throughout the remainder of the year.
    While the Wealth business may continue to face difficult and volatile economic conditions we expect our strong franchise will continue to generate good client asset inflows. This, combined with prudent cost management should deliver solid results.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 14

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Jan. 31	Apr. 30
	2012	2012	2011	2012	2012	2011
Net interest income	$1,178	$1,157	$1,073	$1,185	$1,134	$1,103
Non-interest income	409	338	310	412	331	323
Total revenue	1,587	1,495	1,383	1,597	1,465	1,426
Provision for credit losses – loans	157	113	136	157	111	139
Provision for credit losses – debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses – acquired
credit-impaired loans1	32	42	37	33	41	39
Provision for credit losses – total	192	158	176	193	155	181
Non-interest expenses – reported	953	1,185	839	959	1,166	863
Non-interest expenses – adjusted	953	889	809	959	870	831
Net income – reported	356	172	296	358	165	308
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions	–	9	20	–	9	20
Litigation reserve	–	171	–	–	171	–
Net income – adjusted	$356	$352	$316	$358	$345	$328
Selected volumes and ratios
Return on common equity – reported3	8.2%	3.9%	7.4%	8.2%	3.9%	7.4%
Return on common equity – adjusted3	8.2%	7.9%	7.9%	8.2%	7.9%	7.9%
Margin on average earning assets (TEB)4	3.74%	3.61%	3.77%	3.74%	3.61%	3.77%
Efficiency ratio – reported	60.1%	79.3%	60.7%	60.1%	79.3%	60.7%
Efficiency ratio – adjusted	60.1%	59.5%	58.5%	60.1%	59.5%	58.5%
Number of U.S. retail stores	1,288	1,284	1,285	1,288	1,284	1,285
Average number of full-time equivalent staff	24,733	25,092	23,447	24,733	25,092	23,447
				For the six months ended
	Canadian dollars					U.S. dollars
			Apr. 30	Apr. 30	Apr. 30	Apr. 30
			2012	2011	2012	2011
Net interest income			$2,335	$2,175	$2,319	$2,201
Non-interest income			747	610	743	623
Total revenue			3,082	2,785	3,062	2,824
Provision for credit losses – loans			270	277	268	280
Provision for credit losses – debt securities
classified as loans			6	69	6	69
Provision for credit losses – acquired
credit-impaired loans1			74	37	74	39
Provision for credit losses – total			350	383	348	388
Non-interest expenses – reported			2,138	1,682	2,125	1,702
Non-interest expenses – adjusted			1,841	1,615	1,829	1,633
Net income – reported			528	598	523	609
Adjustments for items of note2
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions			9	44	9	44
Litigation reserve			171	–	171	–
Net income – adjusted			$708	$642	$703	$653
Selected volumes and ratios
Return on common equity – reported3			6.0%	7.3%	6.0%	7.3%
Return on common equity – adjusted3			8.1%	7.9%	8.1%	7.9%
Margin on average earning assets (TEB)4			3.68%	3.81%	3.68%	3.81%
Efficiency ratio – reported			69.4%	60.4%	69.4%	60.4%
Efficiency ratio – adjusted			59.8%	58.0%	59.8%	58.0%
Number of U.S. retail stores			1,288	1,285	1,288	1,285
Average number of full-time equivalent staff			24,914	23,160	24,914	23,160
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

4	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 15

Quarterly comparison – Q2 2012 vs. Q2 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $356 million, an increase of $60 million, or 20% on a reported basis, and an increase of $40 million, or 13% on an adjusted basis, compared with the second quarter last year. In U.S. dollar terms, net income for the quarter was US$358 million on a reported basis, an increase of US$50 million, or 16%, and US$358 million on an adjusted basis, an increase of US$30 million, or 9%, compared with the second quarter last year. The increase in adjusted earnings was primarily due to strong organic volume growth, partially offset by the impact of the Durbin Amendment. Increases in revenue included gains on sales of securities. Non interest expenses also increased driven by core growth and legal and credit-related expenses. The annualized reported and adjusted return on common equity for the quarter was 8.2%.
In U.S. dollar terms, revenue for the quarter was US$1,597 million, an increase of US$171 million, or 12%, compared with the second quarter last year. The increase was primarily due to gains on sales of securities, strong loan and deposit growth, and the Chrysler Financial acquisition, partially offset by the impact of the Durbin Amendment. Margin on average earning assets decreased by 3 bps to 3.74%, compared with the second quarter last year, primarily due to deposit margin compression partially offset by favourable loan spreads. Excluding the Chrysler Financial acquisition, average loans increased by 10% compared with the second quarter last year. Average deposits, excluding TD Ameritrade IDAs and Government deposits, increased by 8%.
Total PCL for the quarter was US$193 million, an increase of US$12 million, or 7%. The underlying credit quality of the loan portfolio continues to improve. The performance of acquired credit-impaired loans (which includes the loans from South Financial and the FDIC-assisted acquisitions as well as acquired credit-impaired loans from Chrysler Financial) remained in line with our expectations with a slight decline on these loans compared to the prior year. PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans increased by US$18 million, due primarily to organic loan growth and the Chrysler Financial acquisition, partially offset by improved asset quality. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.93%, a decrease of 10 bps, compared with the second quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,038 million, a decrease of US$89 million, or 8%, compared with the second quarter last year partially due to the reclassification of certain delinquent properties from gross impaired loans to other assets. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% at April 30, 2012, compared with 1.6% as at April 30, 2011. Net impaired debt securities classified as loans were US$1,344 million as at April 30, 2012, a decrease of US$174 million, or 11%, compared to April 30, 2011.
Non-interest expenses for the quarter were US$959 million, an increase of US$96 million, or 11% on a reported basis, and an increase of US$128 million, or 15% on an adjusted basis, compared with the second quarter last year primarily due to investments in the core franchise including new stores, legal and credit-related expenses, and the Chrysler Financial acquisition.
The average FTE staffing levels increased by 1,286, or 5%, compared with the second quarter last year. This increase resulted primarily from the Chrysler Financial acquisition. The efficiency ratio for the quarter was 60.1%, compared with 60.7% on a reported basis, and 58.5% on an adjusted basis, in the second quarter last year.

Quarterly comparison – Q2 2012 vs. Q1 2012
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $184 million, or 107%, on a reported basis, and increased $4 million, or 1%, on an adjusted basis, compared with the prior quarter. In U.S. dollar terms, net income increased US$193 million, or 117%, on a reported basis, and increased US$13 million, or 4%, on an adjusted basis. On a reported basis, earnings for the quarter ended January 31, 2012 included a previously disclosed significant litigation reserve. Adjusted net income reflects higher revenue, offset by higher expenses and PCL. The annualized return on common equity for the quarter was 8.2%, compared with 3.9% on a reported basis and 7.9% on an adjusted basis in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$132 million, or 9%, compared with the prior quarter due primarily to gains on sales of securities and acquired loan accretion. Margin on average earning assets increased 13 bps to 3.74%, compared with the prior quarter primarily due to timing of cash flows on acquired credit-impaired portfolios. Average loans increased by US$2.5 billion, or 4%, compared with the prior quarter with an increase of 5% in average personal loans and an increase of 3% in average business loans. Average deposits increased US$1.6 billion, or 1%, compared with the prior quarter, including a US$1.2 billion decrease in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$2.8 billion, or 3%, driven by 5% growth in personal deposit volume.
Total PCL for the quarter increased US$38 million, or 25%, compared with the prior quarter due largely to timing. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.93%, an increase of 18 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,038 million, a decrease of US$111 million, compared with the prior quarter partially due to the reclassification of certain delinquent properties from gross impaired loans to other assets. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.3%, compared with 1.5% as at January 31, 2011. Net impaired debt securities classified as loans were US$1,344 million, a decrease of US$44 million, or 3%, compared with the prior quarter.
Reported non-interest expenses for the quarter decreased US$207 million, or 18%, compared with the prior quarter due primarily to the litigation reserve taken in the prior quarter. On an adjusted basis, non-interest expenses increased US$89 million, or 10%, compared with the prior quarter driven by legal and credit-related expenses and increased advertising.
The average FTE staffing levels decreased by 359, or 1%, compared with the prior quarter due primarily to store capacity optimization and the prior quarter being seasonally high. The efficiency ratio for the quarter improved to 60.1%, compared with 79.3% in the prior quarter driven by the litigation reserve taken in the prior quarter on a reported basis, and worsened slightly compared with 59.5% in the prior quarter on an adjusted basis.

Year-to-date comparison – Q2 2012 vs. Q2 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the six months ended April 30, 2012 was $528 million on a reported basis, a decrease of $70 million, or 12%, and $708 million on an adjusted basis, an increase of $65 million, or 10%, compared with the same period last year. In U.S. dollar terms, net income decreased US$86 million, or 14%, on a reported basis, and increased US$50 million, or 8% on an adjusted basis. The increase in adjusted earnings was primarily due to strong organic growth, partially offset by the impact of the Durbin Amendment. On a year-to-date basis, the reported and adjusted annualized return on common equity were 6.0% and 8.1%, respectively.
 In U.S. dollar terms, revenue on a year-to-date basis was US$3,062 million, an increase of US$238 million, or 8%, compared with the same period last year, due to the Chrysler Financial acquisition, organic growth, and gains on sales of securities. The margin on average earning assets on a year-to-date basis decreased by 13 bps to 3.68%, compared with the same period last year, primarily due to an update to the timing of cash flows on certain debt securities classified as loans in the prior year.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 16

Total PCL on a year-to-date basis was US$348 million, a decrease of US$40 million, or 10%, compared with the same period last year due primarily to lower PCL on debt securities classified as loans. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.8%, a decrease of 9 bps, compared with the same period last year.
 On a year-to-date basis, non-interest expenses were US$2,125 million, an increase of US$423 million, or 25%, on a reported basis, and US$1,829 million, an increase of US$196 million, or 12%, on an adjusted basis, compared with the same period last year, due to the Chrysler Financial acquisition, legal and credit-related expenses, new store openings and investments in the core franchise.
The average FTE staffing levels on a year-to-date basis increased by 1,754, or 8%, compared with the same period last year. This increase was primarily due to the Chrysler Financial acquisition. The reported efficiency ratio on a year-to-date basis worsened to 69.4%, compared with 60.4% in the same period last year due primarily to the litigation reserve increase as announced in January in the current year. The adjusted efficiency ratio worsened to 59.8%, compared with 58.0% for the same period last year.

Business Outlook
Strong volume growth is expected to continue through fiscal 2012 driven by residential mortgages, indirect auto loans, and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Over time, we generally expect declines in PCL due to the improved overall asset quality of the portfolio, but PCL amounts may vary in any given quarter. Given sustained low interest rates, we expect continued lower margins, including in indirect auto lending, pressuring net income in the business. Adjusted for acquisitions, expense growth will be managed closely, while investing in resources and infrastructure to support growth. Overall, we expect solid adjusted earnings growth for 2012, taking into account our expectations of regulatory and market conditions, including continued effects of the low interest rate environment and expectations of a modestly improving U.S. economy.

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net interest income (TEB)	$434	$443	$395	$877	$783
Non-interest income	174	240	186	414	528
Total revenue	608	683	581	1,291	1,311
Provision for credit losses	6	12	7	18	13
Non-interest expenses	384	406	344	790	743
Net income	197	194	188	391	423
Selected volumes and ratios
Risk-weighted assets (billions of dollars)	48	51	31	48	31
Return on common equity1	19.5%	18.7%	23.3%	19.1%	26.1%
Efficiency ratio	63.2%	59.4%	59.2%	61.2%	56.7%
Average number of full-time equivalent staff	3,540	3,538	3,438	3,539	3,413
1
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q2 2012 vs. Q2 2011
Wholesale Banking net income for the quarter was $197 million, an increase of $9 million, or 5%, compared with the second quarter last year. The increase was due to higher revenues across a number of business lines, most notably investment banking. This revenue growth and the positive impact of a favourable tax item were partially offset by higher non-interest expenses and a declining trend in fixed income trading due to challenging market conditions late in the quarter. The annualized return on common equity for the quarter was 19.5%.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $608 million, an increase of $27 million, or 5%, compared with the second quarter last year. The increase in revenue was due to improved performance across a number of businesses led by investment banking which experienced strong client activity in mergers and acquisitions (M&A) and credit originations.  Partially offsetting these increases were losses on credit valuation adjustments primarily related to the Bank’s derivative liabilities as compared to credit valuation gains related to trading derivatives last year.
PCL for the quarter was $6 million, in line with the second quarter last year, and was limited to the accrual cost of credit protection. Net impaired loans were $31 million, a decrease of $3 million, or 9%, over the second quarter last year.
Non-interest expenses for the quarter were $384 million, an increase of $40 million or 12%, compared with the second quarter last year. The increase was primarily due to higher operating expenses.
    Risk-weighted assets were $48 billion, an increase of $17 billion, or 55%, compared with the second quarter last year. The increase was due to the implementation of the revised Basel II market risk framework.

Quarterly comparison – Q2 2012 vs. Q1 2012
Wholesale Banking net income for the quarter increased by $3 million, or 2%, compared with the prior quarter. The increase was largely due to lower non-interest expenses, and strong currency and equity trading, partially offset by lower fixed income and credit trading. The annualized return on common equity for the quarter was 19.5% compared with 18.7% in the prior quarter.
Revenue for the quarter decreased $75 million, or 11%, compared with the prior quarter. The decrease was primarily due to lower fixed income and credit trading on increased economic uncertainty in Europe during the late stages of the quarter and losses on credit valuation adjustments for the Bank’s derivative liabilities as compared to gains related to trading derivatives in the prior quarter. Partially offsetting these decreases were improved currency and equity trading.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 17

PCL for the quarter decreased by $6 million, or 50%, and was limited to the accrual cost of credit protection. Provisions were higher in the prior quarter due to a single merchant banking exposure. Net impaired loans were $31 million, an increase of $4 million, or 15% compared with the prior quarter.
Non-interest expenses for the quarter decreased by $22 million, or 5%, primarily due to lower variable compensation commensurate with lower capital markets revenue.
Risk-weighted assets decreased by $3 billion, or 6%, compared with the prior quarter due to initiatives to optimize capital utilization under the new market risk framework.

Year-to-date comparison – Q2 2012 vs. Q2 2011
Wholesale Banking net income for the six months ended April 30, 2012 was $391 million, a decrease of $32 million, or 8%, compared with the same period last year. The decrease was primarily due to higher non-interest expenses. On a year-to-date basis, the annualized return on common equity was 19.1%.
Revenue on a year-to-date basis was $1,291 million, a decrease of $20 million, or 1%, compared with the prior year. The decrease was largely attributable to lower securities gains and lower fixed income trading due to losses on credit valuation adjustments as compared to gains in the prior year. Partially offsetting the decrease were strong M&A fees and credit originations as underwriting remained solid on high levels of issuance driven by the continued lower interest environment.
PCL on a year-to-date basis was $18 million, an increase of $5 million, or 38%, compared with the same period last year. PCL in the current year largely comprised the accrual cost of credit protection and a single merchant banking exposure.
On a year-to-date basis, non-interest expenses were $790 million, an increase of $47 million, or 6%, largely due to higher variable compensation on improved investment banking revenue.

Business Outlook
The global economic outlook remains very uncertain, particularly as it relates to Europe. However, our diversified, client focused business mix continues to be resilient. Effective execution of this strategy has mitigated the impact from current global areas of concern. While we are not immune to significant market events, our stable asset quality and a strong balance sheet makes us a valued counterparty and provides flexibility for the Bank’s funding and liquidity needs. Going forward we expect continued moderation in trading revenues. Cost management is a key priority and we have implemented expense management initiatives to reduce expenses and expect to benefit from those initiatives starting in 2013.

TABLE 11: CORPORATE
(millions of Canadian dollars)		For the three months ended		For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2012	2012	2011	2012	2011
Net loss – reported	$(33)	$(63)	$(129)	$(96)	$(179)
Adjustments for items of note: Decrease (increase) in net income1
Amortization of intangibles	59	60	99	119	202
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	9	45	(7)	54	(82)
Fair value of credit default swaps hedging the corporate loan book, net
of provision for credit losses	1	1	(2)	2	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial
acquisition	3	5	10	8	10
Reduction of allowance for incurred but not identified credit losses	(59)	(31)	–	(90)	–
Total adjustments for items of note	13	80	100	93	131
Net income (loss) – adjusted	$(20)	$17	$(29)	$(3)	$(48)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(95)	$(92)	$(103)	$(187)	$(200)
Other	49	83	49	132	101
Non-controlling interests	26	26	25	52	51
Net income (loss) – adjusted	$(20)	$17	$(29)	$(3)	$(48)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2012 vs. Q2 2011
Corporate segment’s reported net loss for the quarter was $33 million, compared with a reported net loss of $129 million in the second quarter last year. Adjusted net loss was $20 million, compared with an adjusted net loss of $29 million in the second quarter last year. The change was primarily due to lower net corporate expenses.

Quarterly comparison – Q2 2012 vs. Q1 2012
Corporate segment’s reported net loss for the quarter was $33 million, compared with a reported net loss of $63 million in the prior quarter. Adjusted net loss was $20 million, compared with adjusted net income of $17 million in the prior quarter. The change was primarily due to the impact of favourable tax items in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 18

Year-to-date comparison – Q2 2012 vs. Q2 2011
Corporate segment’s reported net loss for the six months ended April 30, 2012 was $96 million, compared with a reported net loss of $179 million in the same period last year. Adjusted net loss for the six months ended April 30, 2012 was $3 million, compared with an adjusted net loss of $48 million last year. The lower adjusted net loss was primarily attributable to lower net corporate expenses, the favourable impact of treasury and other hedging activities and favourable tax items in the current year.

Outlook
While the Corporate segment results contain some volatility and are inherently difficult to predict by their nature, our estimated range for the remainder of fiscal 2012 is an adjusted net loss of $40 million to $80 million per quarter.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 19

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Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
Computershare Shareowner Services LLC
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this second quarter earnings news release, Report to Shareholders and supplemental information on the TD website at http://www.td.com/investor.

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on May 24, 2012. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2012.jsp on May 24, 2012, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2012.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 24, 2012, until June 25, 2012, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4536563, followed by the pound key.

TD BANK GROUP • SECOND QUARTER 2012 EARNINGS NEWS RELEASE	Page 20

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million online customers. TD had CDN$773 billion in assets on April 30, 2012.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Stephen Knight, Manager, Media Relations, 416-983-5804